Filed by QWEST COMMUNICATIONS INTERNATIONAL INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: QWEST COMMUNICATIONS INTERNATIONAL INC.

Commission File No.: 001-15577

CenturyLink Overview and Qwest Transaction Overview June 2010

Certain non-historical statements made in this release and future oral or written statements or press releases by us or our management are intended to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations only, and are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the timing, success and overall effects of competition from a wide variety of competitive providers; the risks inherent in rapid technological change; the effects of ongoing changes in the regulation of the communications industry (including those arising out of the Federal Communication Commission’s National Broadband Plan released in the first quarter of 2010); our ability to effectively adjust to changes in the communications industry; changes in our allocation of the Embarq purchase price after the date hereof; our ability to successfully integrate Embarq into our operations, including the possibility that the anticipated benefits from the Embarq merger cannot be fully realized in a timely manner or at all, or that integrating Embarq’s operations into ours will be more difficult, disruptive or costly than anticipated; our ability to successfully complete our pending acquisition of Qwest, including timely receiving all shareholder and regulatory approvals and realizing the anticipated benefits of the transaction; our ability to effectively manage our expansion opportunities, including retaining and hiring key personnel; possible changes in the demand for, or pricing of, our products and services; our ability to successfully introduce new product or service offerings on a timely and cost-effective basis; our continued access to credit markets on favorable terms; our ability to collect our receivables from financially troubled communications companies; our ability to pay a $2.90 per common share dividend annually, which may be affected by changes in our cash requirements, capital spending plans, cash flows or financial position; unanticipated increases in our capital expenditures; our ability to successfully negotiate collective bargaining agreements on reasonable terms without work stoppages; the effects of adverse weather; other risks referenced from time to time in this report or other of our filings with the Securities and Exchange Commission (the “SEC”); and the effects of more general factors such as changes in interest rates, in tax rates, in accounting policies or practices, in operating, medical, pension or administrative costs, in general market, labor or economic conditions, or in legislation, regulation or public policy. These and other uncertainties related to our business and our July 2009 acquisition of Embarq are described in greater detail in Item 1A to our Form 10-K for the year ended December 31, 2009, as updated and supplemented by our subsequent SEC reports. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the business or the extent to which any one or more factors may cause actual results to differ from those reflected in any forward-looking statements. You are further cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. We undertake no obligation to update any of our forward-looking statements for any reason. Forward Looking Statements  Internal Use Only

In connection with the proposed merger, CenturyLink has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of CenturyLink and Qwest that also constitutes a prospectus of CenturyLink. At the appropriate time, CenturyLink and Qwest will mail the final joint proxy statement-prospectus to their respective shareholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Qwest, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Qwest, 1801 California Street, Denver, Colorado 80202, Attention: Shareholder Relations. The respective directors and executive officers of CenturyLink and Qwest and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 7, 2010, and information regarding Qwest directors and executive officers is available in its proxy statement filed with the SEC by Qwest on March 17, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information

About CenturyLink CenturyLink corporate headquarters Monroe, Louisiana CenturyLink is a leading provider of high-quality broadband, entertainment and voice services over its advanced communications networks to consumers and businesses in 33 states. CenturyLink, headquartered in Monroe, Louisiana, is an S&P 500 company and is included in the Fortune 500 list of America’s largest corporations.

During more than 60 years of service, Clarke M. Williams laid a foundation of leadership and integrity that will forever shape our view of how to manage the Company. Mr. Williams set a lasting example for our company, both in the way he conducted business and in the way he led his life. His legacy is most clearly manifested in our Unifying Principles. These attributes are the foundation upon which our company is built. Our History “If you do the right things, success will follow.” Clarke M. Williams, Founder

1997 Acquisition of Pacific Telecom, Inc.; 600k access lines in 12 states (doubled the size of CTL); $1.3 billion 1998 Acquired 89k access lines from Ameritech in WI; $221 million 2000 Acquired 490k access lines from GTE in AR, MO & WI; $1.5 billion 2002 Sold Wireless Properties to Alltel; $1.6 billion Acquired 650k access lines from Verizon in AL & MO; $2 billion 2007 Acquisition of Madison River Com.; 165k access lines in 4 states; $830 million 2005 Acquired fiber assets in 2003 & 2005 to enhance LightCore; $120 million 2009 Acquired Embarq Corporation; 5.4m access lines; (increased the size of CTL 2.5X) $11.6 billion Growth through Acquisition More about CenturyLink’s History

...Improve lives, strengthen businesses and connect communities by delivering advanced technologies and solutions with honest and personal service. Our ision Statement

Our Unifying Principles Fairness—The Golden Rule Honesty and Integrity Commitment to Excellence Positive Attitude Respect Faith Perseverance “Our Unifying Principles are the foundation and core of our culture. Employees are expected to practice these principles in all our interactions, internally and externally – they define us and determine our future.” Glen Post, CEO and President

What do our Unifying Principles mean? Fairness—The Golden Rule Treat others as you would like to be treated. This was particularly important to our company’s founder, Clarke M. Williams, and we continue to make it a top priority today. Exercise fairness in all dealings with customers. Treat business associates fairly in all transactions. Compensate and promote employees in an equitable manner. Be fair in efforts to meet and exceed the expectations of our shareholders. Treat others as we would like to be treated. Honesty and Integrity There’s no compromise on this, even if it may cost us a deal. We have the reputation for these attributes, and they are more important than ever as we fight to win against stiff competition. Be truthful in all dealings with customers, employees, shareholders, business associates and the general public. Strive to conduct ourselves in a manner that will merit the respect of customers, employees, shareholders, business associates and the general public.

Commitment to Excellence We must do the very best job we can with every opportunity; go the extra mile to serve customers. Provide high-quality services and products in an efficient manner. Deliver the best possible customer experience. Provide favorable long-term value to our shareholders. Positive Attitude Don’t underestimate the power of attitude; you have a choice to be either negative or positive – we ask you to choose to be positive. It can be contagious. Emphasize the positive in all dealings with customers, employees, shareholders, business associates and the general public. Approach every task in a positive manner with energy and enthusiasm. Respect For each other, our customers, our communities. Maintain genuine concern for fellow employees, customers, shareholders and business associates. Recognize and respect each employee, each customer, each shareholder and each business associate as an individual. What do our Unifying Principles mean?

What do our Unifying Principles mean? Faith Believing in the best of each other; confidence in our ability to succeed. Maintain confidence in our abilities as individuals to fulfill our assigned responsibilities. Trust in the capabilities of our company leaders and fellow employees. Have confidence that the strength of our combined, collaborative efforts will lead us to fulfill our company mission. Perseverance We’ll face challenges, but we must remain focused on the end goal. We have the will to succeed and will overcome any challenges we face. Continue to work toward our mission, goals and objectives in spite of obstacles and in a manner consistent with our Unifying Principles.

Bill Cheek President, Wholesale Operations Glen Post Chief Executive Officer and President Karen Puckett Chief Operating Officer David Cole Senior Vice President, Operations Support Stewart Ewing Executive Vice President, Chief Financial Officer and Assistant Secretary Stacey Goff Executive Vice President, General Counsel and Secretary Tom Gerke Executive Vice Chairman CenturyLink Senior Leadership Team Our Leadership

# Current CenturyLink Organization

**Glen Post**
**Chief Executive Officer and President**

**Tom Gerke**
Executive Vice Chairman

David Bartlett: Federal Regulatory and Government Relations
Jeff Glover: Regulatory Support and Policy
John Jones: State Regulatory and Government Relations
Don McCunniff: Human Resources

**Stewart Ewing**
Chief Financial Officer

Clay Bailey: Treasury and Risk Mgmt
David Cole: Finance and Accounting
- Alan Alford: Finance Ops
- Jerry Allen: Revenues
- Fadila Boumaza: Process Specialist
- Karen Lively: Billing
- David Parr: Forecasting
- Neil Sweasy: Controller

Wayne Mathisen: Real Estate
Brent Vander Ark: Finance Operations
Bryan Taylor: Corporate Development Support

**Karen Puckett**
Chief Operating Officer

Region Presidents:
Terry Beeler, Dana Chase, Duane Ring, Todd Schafer, Kenny Wyatt
Shirish Lal: Marketing
Tom McEvoy: Enterprise and Alternate Channel Sales
Jeff Mitchell: Centralized Operations
Kathy Victory: Customer Care
Tim Walden: Engineering

**Stacey Goff**
General Counsel

James Butler: Corporate and HR Legal Support
Dan Davis: Wholesale Legal Support
Tony Davis: Corporate Communications and Investor Relations
Carrick Inabnett: Legal Administration
Chris Schneider: Commercial Legal Support
Nancy Shelledy: Litigation and Regulatory Legal Support

**Bill Cheek**
President Wholesale

Emily Binder: Product Management and Marketing
Melissa Closz: Operations
Paul Cooper: Payphone
Sales and Account Mgmt: Craig Davis
Mike Hunsucker: CLEC

**Maxine Moreau**
SVP Integration and Process Improvement

**Matt Beal**
Chief Technology Officer

**Bill Bradley**
Chief Information Officer

13

Internal Use Only

CenturyLink™

Excluding nonrecurring items, as adjusted for goodwill amortization. Includes Embarq operations for second half of 2009. * Compound Annual Growth Rate CenturyLink’s Historical Financial Strength nm ($6.6) $1,016.2 Free Cash Flow 10.5% $0.80 $3.60 EPS 14.1% $99.9 $720.9 Net Income 15.1% $183.4 $1,507.8 Operating Income 15.7% $277.0 $2,482.5 Operating Cash Flow 15.6% $564.6 $4,973.2 Revenue 15 Yr. CAGR* 1994 2009 ($ in Millions) Twelve Months Ending Dec. 31

5-Year Total Return -15.8% CBB -1.1% FTR VZ 8.6% S&P Tel 12.6% S&P 500 13.9% CTL 34.5% T 41.0% -20.0% -10.0% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% Source: Bloomberg as of May 31, 2010. 15 Internal Use Only

15-Year Total Return -32.7% CBB S&P Tel 55.6% FTR 69.0% VZ 92.6% T 94.4% S&P 500 167.5% CTL 241.7% -50.0% 0.0% 50.0% 100.0% 150.0% 200.0% 250.0% 300.0% Source: Bloomberg as of May 31, 2010. 16 Internal Use Only

CenturyLink’s Service Area CenturyLink Core Network Lit Fiber Core Network Dark Fiber Competitive Market IP/MPLS Core Internet Exchanges 20,000 employees in 33 states serve residential; small, medium and large business; wholesale and enterprise customer segments including approximately: 7 million access lines 2.3 million broadband customers 570,000 video subscribers data as of March 31, 2010 CenturyLink is the fourth largest local exchange carrier in the United States, based on access lines served. FY 2009 revenues of $5.0 billion Pro Forma 2009 revenues of $7.5 billion

Our Regions Our proven local operating model allows us to respond effectively to local market conditions and customer needs by placing accountability and decision making as close to the customer as possible. Regional headquarters locations. Each region president is supported by general managers located within the regions. There are currently a total of 20 general managers across the five regions. Apopka, FL Wake Forest, NC Las Vegas, NV La Crosse, WI Wentzville, MO

Our Local Operating Model Development and execution of local market plans Relationships with customers, government and community leaders Service delivery through field installation and repair, as well as retail stores Benefits and Outcomes Localized competitive response and targeted marketing offers based on customer demographics Customer experience focused on specific Consumer, Small Office/Home Office (SOHO) and Enterprise customers Revenue growth designed to increase wallet share through new customer acquisition, upsell, retention and winback programs Regions are supported by centralized Customer Care, Service Delivery, Marketing and Channel Sales organizations Five region presidents supported by geographically based general managers who have profit and loss responsibility including:

Our Strategic Focus Areas Grow broadband services in our markets Intensify customer / revenue growth and retention efforts Successfully complete Embarq integration Remain vigilant about cost control Maintain strong balance sheet and investment grade metrics Invest in and develop new products and business initiatives Obtain necessary approvals and close Qwest acquisition by mid-2011

Our Services Residential/Business Our regional operations team sells communications services to residential and business customers within our coverage area. High-Speed Internet Ethernet MPLS Voice/VoIP Video: IPTV, DISH, MDU, DirectTV Security, Managed Network and PC Support Services Phone and Data Networking Equipment Wholesale Our wholesale division carries voice data traffic over the landline network, serving the transport and network needs of wireless carriers, interexchange carriers and CLEC customers. Special Access Data Services for Wireline Providers Fiber-to-the-Tower Expansion Minute-of-Use Services Database, Wireless and Online Services CLEC Resale Services Core Transport Services CenturyLink offers a range of products and services to residential, business and wholesale customers.

Our Brand Guides how we conduct ourselves as a company and determines how we are perceived by customers and the market. Our tagline, Stronger Connected, is the last impression we leave with our customers. In all of our communications, it is positioned as a sign-off.

Advanced broadband networks capable of meeting growing bandwidth demand and delivering emerging services High-quality operating systems to enable a superior customer experience Experienced, dedicated and knowledgeable employee base Strong cash flows and a solid balance sheet Poised to participate in high-demand broadband services – video, home networking, content, advertising, etc. History of consistently executing business plans, adapting to industry changes and driving shareholder value CenturyLink is Well Positioned

Putting it All Together: Our Story Our People Culture is the collective experience of our people, based on common values, shared knowledge, beliefs and goals. Leaders play a critical role in helping to create a positive culture and communicating our foundational messages. The success of the company is based on employee involvement and contributions. Culture, Leadership and Employees Our Company Our company history continues to be written by employees. Our assets include our fiber backbone network and a strong operational infrastructure that enables employees to work efficiently and serve customers. Each department contributes unique value to the company, and is critical in the equation for our future success. Our Focus/Growth Broadband products and services are our future, and will drive revenue and growth opportunities. IPTV is one example of a new product that builds on our assets and provides unique advantages for customers. These new products will help us retain and grow our customer base by providing services they want and need. Our Results Our company is built on strong financial performance, which is based on prudent cost control, strategic capital investments and ongoing process improvements as we grow through acquisition. We will continue to meet our commitments to our customers, employees and shareholders through fiscal responsibility. History, Assets and Organizations Financial, Cost Control and Integration Broadband, New Products and Revenue

Qwest Transaction Overview

Senior Leadership Appointments These appointments are effective when the merger closes, reporting to Glen Post. Karen Puckett EVP and Chief Operating Officer Stewart Ewing EVP, Chief Financial Officer and Assistant Secretary Maxine Moreau SVP Integration and Process Improvement Stacey Goff EVP, General Counsel and Secretary Bill Cheek President Wholesale Operations Don McCunniff SVP Human Resources Dennis Huber EVP Network Services Chris Ancell President Business Markets Group Stephanie Comfort EVP Corporate Strategy And Development Steven Davis SVP Public Policy and Government Relations Girish Varma SVP IT Services

CenturyLink Qwest CenturyLink Fiber Qwest Fiber CenturyLink and Qwest Serve residential; small, medium and large business; wholesale and enterprise customer segments including approximately: 5.2 million broadband customers 17.3 million access lines 1.4 million video subscribers across 37 states data as of December 31, 2009 Pro Forma 2009 revenues of $19.8 billion

A $40 Billion Company With Scale, Scope And Flexibility To Pursue Strategies To Drive Shareholder Value And Improve The Customer Experience IPTV / Video IXC / CLEC Consolidation Enterprise Opportunities Managed Services Strong Pro Forma Balance Sheet Similar Shareholder Bases Complementary Assets And Core Competencies Generates $3.4 Billion* of Free Cash Flow/Year for Investments, Debt Reduction or Return of Capital to Shareholders What Makes Our Companies Better Together? * Based on Pro Forma FY 2009.

Guidance on transaction Please keep in mind that until the CenturyLink-Qwest transaction closes, we will remain separate and independent companies and must continue to operate as such. We need to be especially careful that we fully comply with antitrust laws, which means that while we will be planning for post-closing business activities, we must maintain the competitive status quo between our companies and not take any steps - for example, exchange sensitive corporate information or make joint agreements - that would impact current competition between the two companies.

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